Exhibit 99.1

Brookfield Infrastructure Partners L.P.

All amounts in Canadian dollars

BROOKFIELD INFRASTRUCTURE COMPLETES
$125,000,000 MILLION PREFERRED UNIT ISSUE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

Hamilton, Bermuda, March 12, 2015 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) announced today the completion of its previously announced issue of Cumulative Class A Preferred Limited Partnership Units, Series 1 (“Series 1 Preferred Units”) in the amount of $125,000,000. The offering was underwritten by a syndicate led by CIBC, RBC Capital Markets, Scotiabank, and TD Securities Inc.

Brookfield Infrastructure issued 5,000,000 Series 1 Preferred Units at a price of $25.00 per unit, for total gross proceeds of $125,000,000. Holders of the Series 1 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution yielding 4.50% annually for the initial period ending June 30, 2020. Thereafter, the distribution rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 3.56%. The Series 1 Preferred Units will commence trading on the Toronto Stock Exchange this morning under the ticker symbol BIP.PR.A.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

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Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy assets in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. Brookfield Infrastructure’s payout policy targets 5% to 9% annual growth in distributions. Units trade on the New York and Toronto stock exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Senior Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com